UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2016
Commission File No.:001-35773

REDHILL BIOPHARMA LTD.

(Translation of registrant’s name into English)

21 Ha'arba'a Street, Tel Aviv, 64739, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

At the Annual General Meeting of Shareholders of Redhill Biopharma Ltd. (the "Company") held on June 8, 2016, the following resolutions were approved by the shareholders:

1.	To appoint Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s auditors for the year 2016 and for an additional period until the next Annual General Meeting;
2.	To approve the re-election of Dr. Shmuel Cabilly and Mr. Dan Suesskind to the Board of Directors of the Company, each for an additional three-year term until the annual general meeting to be held in 2019;
3.	To approve the election of Mr. Rick D. Scruggs, a member of the Board of Directors since January 1, 2016, to the Board of Directors of the Company, for a one-year term until the annual general meeting to be held in 2017;
4.	Approval of the amended Compensation Policy of the Company;
5.	Approval of revisions to the compensation terms of Mr. Dror Ben-Asher, the Company’s Chief Executive Officer and Chairman of the Board of Directors;
6.	Approval of grants of options to purchase Ordinary Shares in the Company to six (6) non-executive directors of the Company; and
7.	Approval of the acceleration of unvested options of Aliza Rotbard, of blessed memory, a former external director of the Company.

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on May 2, 2013 (Registration No. 333-188286) and on October 29, 2015 (Registration No. 333-207654) and its Registration Statement on Form F-3 filed with the Securities and Exchange Commission on February 25, 2016 (Registration No. 333- 209702).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REDHILL BIOPHARMA LTD.
(the "Registrant")

Date: June 8, 2016	By:	/s/ Dror Ben-Asher
Dror Ben-Asher
Chief Executive Officer